Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-108723
Prospectus Supplement
(to Prospectus dated September 24, 2003)

12,000,000 shares

Class A common stock

We are offering all of these shares of our Class A common stock and will receive all of the proceeds of this offering.

Our Class A common stock is traded on the Nasdaq National Market under the symbol “WWCA.” On October 28, 2003, the last reported sale price of our Class A common stock was $19.35 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-11 of this prospectus supplement and page 3 of the accompanying prospectus.

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Western Wireless

Per Share	$19.15	$0.15	$19.00

Total	$229,800,000	$1,800,000	$228,000,000

The underwriter expects to deliver the shares on or about November 3, 2003.

Sole Book-Running Manager

JPMorgan

The date of this prospectus supplement is October 29, 2003

About this prospectus supplement
Prospectus supplement summary
Special note regarding forward-looking statements
Risk factors
Use of proceeds
Capitalization
Underwriting
Legal matters
Our company
Risk factors
Special note regarding forward-looking statements
Ratio of earnings to fixed charges
Use of proceeds
General description of securities that we may sell
Description of common stock
Description of preferred stock
Description of debt securities
Plan of distribution
Legal matters
Experts
Where you can find more information

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a shelf registration process. Under the shelf registration process, we may offer from time to time debt securities, shares of our preferred stock and shares of our Class A common stock. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our Class A common stock that we are selling in this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Both this prospectus supplement and the accompanying prospectus include important information about us, our Class A common stock and other information you should know before investing in our Class A common stock. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Where you can find more information” on page 29 of the accompanying prospectus before investing in our Class A common stock.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front covers of those documents.

Unless the context otherwise requires, the terms “we,” “our,” “ours,” “us,” “the company” and “Western Wireless” refer to Western Wireless Corporation, a Washington corporation, or to one or more of its consolidated subsidiaries or to all of them taken as a whole. The term “Western Wireless International” or “WWI”, depending on the context, refers to our subsidiary Western Wireless International Holding Company or to one or more of its subsidiaries, or entities in which it has a minority interest, or to all of them taken as a whole.

S-ii

Prospectus supplement summary

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and in the accompanying prospectus. This summary highlights selected information to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus before deciding whether to invest in our Class A common stock. You should pay special attention to the “Risk factors” section beginning on page S-11 of this prospectus supplement and page 3 of the accompanying prospectus to determine whether an investment in our Class A common stock is appropriate for you.

Western Wireless Corporation

We are one of the largest providers of rural wireless communications services in the United States. Our domestic wireless operations are primarily in rural areas due to our belief that there are significant strategic advantages to operating in these areas. We believe these markets provide growth opportunities greater than those that exist in more densely populated urban areas because rural markets typically have lower current penetration rates and less competition. Our network covers approximately 25% of the continental United States in 19 western states. We operate in 87 rural service areas and 18 metropolitan service areas, with a combined population of approximately 10 million people. As of September 30, 2003, we provided wireless services, under the CellularONE® and Western Wireless® brand names, to approximately 1.2 million subscribers in the western United States.

We provide voice and data services to both businesses and consumers including our own subscribers and other companies’ subscribers who roam through our service areas. Our domestic networks support the four leading technology platforms currently used by the national cellular and Personal Communication Services, or PCS, carriers. As a result, we believe we are in a unique position to be the roaming partner of choice for national carriers whose customers roam throughout our service areas. We have roaming agreements with most of the major wireless carriers in North America, including AT&T Wireless, Cingular, T-Mobile and Verizon Wireless. In addition, we believe that our 850 MHz licenses, utilizing multiple digital and analog technologies, give us a strategic advantage in our markets due to the superior coverage and efficiency characteristics of these frequencies in rural markets. We have also acquired certain 1900 MHz PCS licenses to supplement our coverage in certain markets.

We sell our products and services through a combination of direct and indirect channels. We operate both stores and kiosks under the CellularONE and Western Wireless brand names and utilize a direct sales force trained to educate new customers on the features of our products. We believe that our retail locations provide the physical presence in local markets necessary to position CellularONE and Western Wireless as quality local service providers.

In addition, through our subsidiary, Western Wireless International, or WWI, we are licensed to provide wireless communications services to over 71 million people in eight countries. The primary business of WWI is the delivery of mobile telecommunications services in markets outside of the United States, including Slovenia, Austria, Ireland, Bolivia, Ghana, Haiti and Georgia. We suspended operations in Cote d’Ivoire in October 2003 and we might not resume operations there in the future. As of September 30, 2003, WWI’s consolidated subsidiaries served, in aggregate, approximately 1.0 million mobile subscribers. Historically, WWI has focused its investments in markets characterized by inadequate local landline telephone service and areas where local landline telephone service is unavailable to a majority of the population. We believe that wireless technology is a more economic medium to deliver telephone services in these markets. In addition to investments in underserved markets, WWI has increasingly focused its investments in countries with a more developed telecommunications infrastructure and wireless competition, but where the low entry costs and strong subscriber growth potential provide an attractive investment opportunity. These markets include Ireland, Austria and Slovenia.

Our goal is to be the leading provider of high quality wireless communications services in our domestic and international markets. To achieve this goal, we are pursuing the following growth strategies:

•	Expand and enhance our domestic wireless network to increase capacity, expand coverage and provide additional features;

•	Increase domestic subscriber growth, usage and services available to our subscribers;

•	Continue to build an international portfolio of wireless assets that provide an attractive return on investment;

•	Remain the roaming partner of choice for national and other regional carriers, regardless of technology; and

•	Continue to acquire wireless licenses that are contiguous with our existing markets.

For the three months ended September 30, 2003, as compared to the three months ended September 30, 2002, we reported total domestic revenue of $260.6 million, an increase of 14%, a decrease in domestic net income to $4.5 million, a decrease of 49%, and domestic Adjusted EBITDA of $112.6 million, an increase of 20%. For the three months ended September 30, 2003, as compared to the three months ended September 30, 2002, WWI’s six consolidated businesses reported, in aggregate, total revenue of $140.8 million, an increase of 81%, a reduction in net loss to $23.0 million, a reduction of 3%, and Adjusted EBITDA of $16.8 million, an increase of 289%. For the three months ended September 30, 2003, as compared to the three months ended September 30, 2002, we reported total consolidated revenue of $401.3 million, an increase of 31%, an increase in net loss to $18.5 million, an increase of 25%, and consolidated Adjusted EBITDA of $129.4 million, an increase of 53%. For a description of Adjusted EBITDA and a reconciliation to net income (loss), see “Adjustments to reconcile net income (loss) to Adjusted EBITDA” beginning on page S-7.

For the three months ended September 30, 2003, we added a net of 21,000 new domestic subscribers, which represents a 94% increase over the number of subscribers added for the same three month period in 2002. The total number of our domestic subscribers at September 30, 2003, was 1,246,100, an increase of 6% over the total number of domestic subscribers at the end of the third quarter of 2002. For the same period, net subscriber additions for WWI totaled 117,600, which represents a 154% increase over the number of subscribers added for the same three month period in 2002. The total international consolidated subscribers at September 30, 2003, was 1,019,700, an increase of 63% over the total number of international subscribers at the end of the third quarter of 2002. On a consolidated basis, for the three month period ended September 30, 2003, we added 138,600 new subscribers, which represents a 143% increase over the total number of subscribers added for the same three month period in 2002. Our total number of subscribers at September 30, 2003 was 2,265,800, an increase of 26% over the total number of subscribers at the end of the third quarter of 2002.

We had a loss from continuing operations before cumulative change in accounting principle of approximately $0.2 million in the nine months ended September 30, 2003, and we sustained losses from continuing operations before cumulative change in accounting principle of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations before cumulative change in accounting principle of $65.4 million in fiscal 2000. At September 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $475.3 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs. For additional risks relating to an investment in us, see the section entitled “Risk factors” in this prospectus supplement and in the accompanying prospectus.

Recent developments

Agreement to acquire wireless business from Hickory Tech Corporation. On September 18, 2003, we entered into an agreement with Hickory Tech Corporation to acquire for approximately $25 million all of the outstanding shares of common stock of Minnesota Southern Wireless Company, which owns the licenses and related assets for the Minnesota 10 rural service area and the Minneapolis/St. Paul Metro A-2 area, as well as the Mankato-Fairmont and Rochester-Austin-Albert Lea basic trading area. The transaction is expected to close during the fourth quarter of 2003, subject to Federal Communications Commission, or FCC, and other required approvals. The purchase price will be paid in the form of $12.8 million in cash, approximately one million shares of Hickory Tech common stock which we currently own and payment of any regular quarterly dividends on such shares declared prior to the closing date.

Refinancing our debt. In July 2003, we completed an offering of $600 million of 9 1/4% senior notes due 2013. Concurrent with the offering, we executed an amendment to our existing credit facility that resulted in a partial prepayment and provided additional flexibility under certain financial covenants. Using proceeds from the senior notes offering along with proceeds from the sale of our interest in our Croatian wireless business and proceeds from the offering of $115 million of 4 5/8% convertible subordinated notes due 2023 completed in June 2003, we prepaid $400 million of our credit facility and redeemed all amounts outstanding under our 10 1/2% senior subordinated notes due 2006 and 2007. In addition, in September 2003, we completed the amendment to our Slovenian credit facility on terms consistent with those previously disclosed in our public filings.

GSM/GPRS roaming agreements. In July 2003, we entered into a GSM/ GPRS roaming agreement with AT&T Wireless covering portions of 17 western states. In April and May 2003, we entered into GSM/GPRS roaming agreements with Cingular Wireless and T-Mobile USA, Inc. We are building our GSM/GPRS network using existing 850 MHz spectrum as well as new 1900 MHz spectrum purchased from T-Mobile.

The offering

Class A common stock offered by Western Wireless	12,000,000 shares

Class A common stock to be outstanding after the offering	84,622,492 shares

Class B common stock to be outstanding after the offering	6,792,721 shares

Total common stock to be outstanding after the offering	91,415,213 shares

Use of proceeds	For general corporate purposes, to fund working capital requirements, for making capital expenditures and for potential acquisitions. See “Use of proceeds” on page S-16 for more information regarding our intended use of the net proceeds from this offering.

Nasdaq National Market symbol	WWCA

The number of shares of our common stock that will be outstanding after this offering is based on 72,622,492 shares of our Class A common stock and 6,792,721 shares of our Class B common stock outstanding as of September 30, 2003. The number of shares of our common stock that will be outstanding after the offering excludes:

•	4,089,918 shares of common stock subject to options outstanding as of September 30, 2003;

•	7,440,476 shares of Class A common stock issuable upon conversion of convertible subordinated notes as of September 30, 2003, at a conversion price of $15.456 per share; and

•	3,193,663 additional shares of our common stock that have been reserved for issuance upon future grants under our stock option, restricted stock and stock purchase plans as of September 30, 2003.

Summary consolidated financial data

				Nine Months Ended
	Year Ended December 31,			September 30,

(in thousands, except per share data)	2000	2001	2002	2002	2003

Consolidated statements of operations data:
Revenues:
Subscriber revenues	$561,191	$693,776	$810,686	$598,547	$791,624
Roamer revenues	229,237	252,514	257,935	194,854	199,633
Fixed line revenues	2,351	29,198	55,751	41,256	43,377
Equipment sales	31,686	46,938	53,632	39,504	42,450
Other revenues	10,489	15,533	8,606	7,421	10,647

Total revenues	834,954	1,037,959	1,186,610	881,582	1,087,731

Operating expenses:
Cost of service (exclusive of depreciation and accretion included below)	180,236	287,811	360,691	271,201	308,982
Cost of equipment sales	44,584	103,352	118,649	82,529	111,313
General and administrative	167,367	222,510	216,848	164,229	188,991
Sales and marketing	128,731	194,111	181,552	128,474	150,564
Depreciation, amortization and accretion	125,061	209,926	240,487	178,449	208,312
Asset dispositions			21,304	6,304	7,640
Stock based compensation, net	20,097	2,307	(4,122)	(5,450)

Total operating expenses	666,076	1,020,017	1,135,409	825,736	975,802

Other income (expense):
Interest and financing expense, net	(152,229)	(161,853)	(156,691)	(116,853)	(119,139)
Equity in net income (loss) of unconsolidated affiliates, net of tax	658	(7,772)	4,219	4,405	1,549
Gain on sale of joint venture	57,412				40,519
Loss on extinguishment of debt					(21,220)
Other, net	(11,371)	(10,848)	813	(2,853)	3,422

Total other income (expense)	(105,530)	(180,473)	(151,659)	(115,301)	(94,869)

Minority interests in net loss of consolidated subsidiaries	2,058	18,967	8,408	7,297	4,196

Income (loss) from continuing operations before provision for income taxes and cumulative change in accounting principle	65,406	(143,564)	(92,050)	(52,158)	21,256
Provision for income taxes			(123,270)	(115,998)	(21,447)

Income (loss) from continuing operations before cumulative change in accounting principle	65,406	(143,564)	(215,320)	(168,156)	(191)
Discontinued operations		(5,933)	29,639	5,408
Cumulative change in accounting principle		(5,580)			(2,231)

Net income (loss)	$65,406	$(155,077)	$(185,681)	$(162,748)	$(2,422)

Basic income (loss) per share:
Continuing operations before cumulative change in accounting principle	$0.84	$(1.82)	$(2.73)	$(2.13)	$(0.00)
Discontinued operations		(0.08)	0.38	0.07
Cumulative change in accounting principle		(0.07)			(0.03)

Basic income (loss) per share:	$0.84	$(1.97)	$(2.35)	$(2.06)	$(0.03)

Diluted income (loss) per share:
Continuing operations before cumulative change in accounting principle	$0.81	$(1.82)	$(2.73)	$(2.13)	$(0.00)
Discontinued operations		(0.08)	0.38	0.07
Cumulative change in accounting principle		(0.07)			(0.03)

Diluted income (loss) per share:	$0.81	$(1.97)	$(2.35)	$(2.06)	$(0.03)

Basic weighted average shares outstanding	77,899,000	78,625,000	78,955,000	78,950,000	79,266,000
Diluted weighted average shares outstanding	80,303,000	78,625,000	78,955,000	78,950,000	79,266,000

	September 30, 2003

(in thousands)	Actual	As Adjusted(1)

	(unaudited)
Consolidated balance sheet data:
Cash and cash equivalents	$111,819	$339,519
Total current assets	369,194	596,894
Property and equipment, net of accumulated depreciation of $908,692	821,448	821,448
Licensing costs and other intangible assets, net of accumulated amortization of $23,718	1,160,078	1,160,078
Total assets	2,380,604	2,608,304
Total current liabilities	341,981	341,981
Long-term debt, net of current portion	2,330,552	2,330,552
Total net capital deficiency	(475,334)	(247,634)
Total liabilities and net capital deficiency	2,380,604	2,608,304

				Nine Months Ended
	Year Ended December 31,			September 30,

(in thousands)	2000	2001	2002	2002	2003

Other data:
Domestic Adjusted EBITDA(2)	$320,409	$345,010	$367,614	$270,528	$315,448
International Adjusted EBITDA(2)	$(6,373)	$(114,835)	$(58,744)	$(35,379)	$12,433
Domestic subscribers (end of period)	1,049,500	1,176,500	1,197,800	1,176,100	1,246,100
International subscribers (end of period)	85,500	491,100	741,300	625,800	1,019,700
Capital expenditures	$262,567	$378,228	$300,428	$220,458	$147,656

(1)	The information under “As Adjusted” reflects the receipt of the net proceeds from the sale of the shares of Class A common stock offered by us pursuant to this prospectus supplement at an offering price of $19.15 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	See “Adjustments to reconcile net income (loss) to Adjusted EBITDA” beginning on page S-7 for a description of Adjusted EBITDA and a reconciliation to net income (loss).

Adjustments to reconcile net income (loss) to

Adjusted EBITDA

EBITDA is a non-GAAP financial measure generally defined as net income (loss) before interest, taxes, depreciation and amortization. We use the non-GAAP financial measure “Adjusted EBITDA” which further excludes the following items: (i) accretion; (ii) asset dispositions; (iii) stock based compensation, net; (iv) equity in net (income) loss of unconsolidated affiliates, net of tax and other, net; (v) (gain) loss on sale of joint venture; (vi) loss on extinguishment of debt; (vii) minority interests in net loss of consolidated subsidiaries; (viii) discontinued operations; and (ix) cumulative change in accounting principle. Each of these items is presented in our “Consolidated statements of operations data” on page S-5.

Other companies in the wireless industry may define Adjusted EBITDA in a different manner or present other varying financial measures, and, accordingly, our presentation may not be comparable to other similarly titled measures of other companies. Our calculation of Adjusted EBITDA is also not directly comparable to EBIT (earnings before interest and taxes) or EBITDA.

We view Adjusted EBITDA as an operating performance measure and, as such, believe that the GAAP financial measure most directly comparable to Adjusted EBITDA is net income (loss). We have presented Adjusted EBITDA because this financial measure, in combination with other financial measures, is an integral part of our internal reporting system utilized by our management to assess and evaluate the performance of our business. Adjusted EBITDA is also considered a significant performance measure. It is used by our management as a measurement of our success in obtaining, retaining and servicing customers by reflecting our ability to generate subscriber revenue while providing a high level of customer service in a cost effective manner. The components of Adjusted EBITDA include the key revenue and expense items for which our operating managers are responsible and upon which we evaluate their performance.

Adjusted EBITDA is consistent with certain financial measures used in our credit facility and senior notes. Such financial measures are key components of several negative covenants including, among others, the limitation on incurrence of indebtedness, the limitations on investments and acquisitions and the limitation on distributions and dividends.

Adjusted EBITDA should not be construed as an alternative to net income (loss), as determined in accordance with GAAP, as an alternative to cash flows from operating activities, as determined in accordance with GAAP, or as a measure of liquidity. We believe Adjusted EBITDA is useful to investors as a means to evaluate our operating performance prior to financing costs, deferred tax charges, non-cash depreciation and amortization expense and certain other non-cash charges. Although Adjusted EBITDA may be defined differently by other companies in the wireless industry, we believe that Adjusted EBITDA provides some commonality of measurement in analyzing operating performance of companies in the wireless industry.

Adjustments to reconcile net income (loss) to

Adjusted EBITDA (continued)

	Year ended December 31,

	2000			2001			2002

(in thousands)	Domestic	International	Consolidated	Domestic	International	Consolidated	Domestic	International	Consolidated

Net income (loss)	$39,720	$25,686	$65,406	$(3,526)	$(151,551)	$(155,077)	$(80,194)	$(105,487)	$(185,681)
Depreciation, amortization and accretion	120,826	4,235	125,061	190,601	19,325	209,926	194,003	46,484	240,487
Asset dispositions							21,304		21,304
Stock based compensation, net	9,334	10,763	20,097	4,183	(1,876)	2,307	1,328	(5,450)	(4,122)
Interest and financing expense, net	141,182	11,047	152,229	138,384	23,469	161,853	110,080	46,611	156,691
Equity in net (income) loss of unconsolidated affiliates, net of tax and other, net	9,347	1,366	10,713	8,768	9,852	18,620	(315)	(4,717)	(5,032)
(Gain) loss on sale of joint venture		(57,412)	(57,412)
Loss on extinguishment of debt
Minority interests in net loss of consolidated subsidiaries		(2,058)	(2,058)		(18,967)	(18,967)		(8,408)	(8,408)
Provision for income taxes							120,687	2,583	123,270
Discontinued operations					5,933	5,933	721	(30,360)	(29,639)
Cumulative change in accounting principle				6,600	(1,020)	5,580

Adjusted EBITDA	$320,409	$(6,373)	$314,036	$345,010	$(114,835)	$230,175	$367,614	$(58,744)	$308,870

	Nine months ended September 30,

	2002			2003

(in thousands)	Domestic	International	Consolidated	Domestic	International	Consolidated

Net income (loss)	$(81,522)	$(81,226)	$(162,748)	$40,725	$(43,147)	$(2,422)
Depreciation, amortization and accretion	145,973	32,476	178,449	158,255	50,057	208,312
Asset dispositions	6,304		6,304	7,640		7,640
Stock based compensation, net		(5,450)	(5,450)
Interest and financing expense, net	83,761	33,092	116,853	74,833	44,306	119,139
Equity in net (income) loss of unconsolidated affiliates, net of tax and other, net	1,911	(3,463)	(1,552)	(5,027)	56	(4,971)
(Gain) loss on sale of joint venture				1,574	(42,093)	(40,519)
Loss on extinguishment of debt				16,910	4,310	21,220
Minority interests in net loss of consolidated subsidiaries		(7,297)	(7,297)		(4,196)	(4,196)
Provision for income taxes	114,101	1,897	115,998	19,349	2,098	21,447
Discontinued operations		(5,408)	(5,408)
Cumulative change in accounting principle				1,189	1,042	2,231

Adjusted EBITDA	$270,528	$(35,379)	$235,149	$315,448	$12,433	$327,881

Adjustments to reconcile net income (loss) to

Adjusted EBITDA (continued)

	Three months ended September 30,

	2002			2003

(in thousands)	Domestic	International	Consolidated	Domestic	International	Consolidated

Net income (loss)	$8,897	$(23,620)	$(14,723)	$4,510	$(22,979)	$(18,469)
Depreciation, amortization and accretion	49,281	11,347	60,628	53,506	17,383	70,889
Asset dispositions	(1,252)		(1,252)
Stock based compensation, net		(5,450)	(5,450)
Interest and financing expense, net	26,726	12,118	38,844	28,801	14,420	43,221
Equity in net (income) loss of unconsolidated affiliates, net of tax and other, net	3,697	(1,125)	2,572	(675)	3,127	2,452
(Gain) loss on sale of joint venture
Loss on extinguishment of debt				16,910	4,310	21,220
Minority interests in net loss of consolidated subsidiaries		(1,472)	(1,472)		(153)	(153)
Provision for income taxes	6,323	687	7,010	9,504	708	10,212
Discontinued operations		(1,381)	(1,381)
Cumulative change in accounting principle

Adjusted EBITDA	$93,672	$(8,896)	$84,776	$112,556	$16,816	$129,372

Special note regarding forward-looking statements

Statements made in this prospectus supplement or in any documents incorporated by reference in this prospectus supplement that are not based on historical fact, including, without limitation, statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to a number of risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control and which may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others:

•	general economic and business conditions, nationally, internationally and in the regions and countries in which we operate;

•	demographic changes;

•	technology changes;

•	increased competition;

•	changes in business strategy or development plans;

•	our high leverage and our ability to access capital markets;

•	our ability to attract and retain qualified personnel;

•	existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	our ability and the cost of acquiring additional spectrum licenses;

•	product liability and other claims asserted against us; and

•	other factors referenced in this prospectus supplement, including, without limitation, factors discussed under the captions “Prospectus supplement summary” and “Risk factors” or elsewhere in our reports filed with the Securities and Exchange Commission.

Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements. We also disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained in this prospectus supplement to reflect future results, events or developments.

Risk factors

You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein before investing in our Class A common stock. In addition, you should carefully consider the risk factors described below and in the accompanying prospectus before investing in our Class A common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks related to our business

We have a significant amount of debt, which may limit our ability to raise additional capital to meet our future funding and debt service requirements.

As of September 30, 2003, our total long-term indebtedness was approximately $2.4 billion, including a current portion of $46.1 million and long-term indebtedness of our international subsidiaries of $309.4 million. The current levels of our debt could limit our ability to obtain future debt or equity financing on terms favorable to us or at all. The availability of additional financing is dependent upon the condition of the capital markets and the extent of the additional financing that we may require will depend on the success of our operations. Our existing debt also has substantial interest and principal payment obligations, which we will continue to need to meet through our operations or future financings. In the event we are unable to raise additional capital to meet our future funding and debt service requirements, our business, strategy, operations and financial condition could be materially adversely affected.

Certain restrictive covenants in our debt obligations limit actions that we may take with respect to our business, and our failure to comply with such covenants could cause our debt to become immediately due and payable.

Our credit facility and the indentures relating to our senior notes and our convertible subordinated notes contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions in our credit facility and our senior notes affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, sell assets, make investments and acquisitions, pay dividends and engage in mergers and consolidations. The restrictions in our convertible subordinated notes limit, among other things, our ability to engage in mergers and consolidations. Additionally, our credit facility requires us to comply with certain financial and operational performance covenants. We cannot assure you that we will remain in compliance or will be able to obtain any modifications or waivers that might be required in the future. An event of default under our debt obligations would allow the lenders to accelerate the maturity of the debt. In such event, it is likely that all of our indebtedness would become immediately due and payable.

Our business will require substantial additional capital for continued growth, and our growth may be slowed if we do not have sufficient capital.

The continued growth and operation of our business will require additional funding for working capital, debt service, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. In addition, we must use a substantial portion of our cash flows from operations to make payments of principal and interest on our debt, thereby reducing funds that could be available for other purposes, such as working capital, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. Additionally, competitive factors, future declines in the United States or international economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and other factors may result in funding requirements in excess of current estimates or an inability to generate sufficient cash flow to meet our debt service obligations. Our domestic and international operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate from our customers;

•	the amount of operating expenses required to provide our services;

•	the cost of acquiring and retaining customers; and

•	our ability to grow our customer base.

The need for capital could cause us to delay or abandon some of our planned growth and development or to seek to sell assets to raise additional funds, which could have a material adverse effect on our business, strategy, operations and financial condition.

We are renegotiating a bridge loan for our Bolivian subsidiary that may become due and payable.

At September 30, 2003, our Bolivian subsidiary had a bridge loan of $34.7 million, which is due on October 31, 2003. In March 2003, the Overseas Private Investment Corporation approved a $50 million loan guarantee for the refinancing of such bridge loan. The final terms of the Bolivian bridge loan refinancing are still being negotiated with the Overseas Private Investment Corporation. We expect, but there can be no assurance, that the Bolivian bridge loan will be refinanced in the fourth quarter of 2003. Until the Bolivian bridge loan refinancing is finalized, we intend to seek additional extensions of the Bolivian bridge loan maturity date, but there can be no assurance that any necessary extension will be granted. If we are unable to complete the refinancing of the Bolivian bridge loan, we may be required to curtail capital spending, reduce expenses, modify our planned operations, seek additional debt or equity at such subsidiary and/or restructure or refinance our existing financing arrangements. There can be no assurance that such funds or refinancing will be available to us on acceptable terms, if at all.

We historically have sustained losses from continuing operations and we may not become or remain profitable in the future.

We had a loss from continuing operations before cumulative change in accounting principle of approximately $0.2 million in the nine months ended September 30, 2003, and we sustained losses from continuing operations before cumulative change in accounting principle of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations before cumulative change in accounting principle of $65.4 million in fiscal 2000. At September 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $475.3 million. We may incur additional losses, which could be significant, during the next several years, and if we do not become or remain profitable the market price of our Class A common stock price may decline.

Implementation of wireless local number portability could negatively impact our business.

The FCC has mandated that wireless carriers provide for local number portability in the top 100 metropolitan service areas, or MSAs, by November 24, 2003. For markets outside of the top

100 MSAs, the number portability requirement is triggered only upon receipt of a bona fide request by another carrier to port a customer’s telephone number. Our McAllen, Texas metropolitan service area market falls within the top 100 MSAs. In addition to our McAllen metropolitan service area market, we have 6 rural service area markets which include counties, all or a portion of which have been designated as within the top 100 MSAs. We have asked the FCC to rule that such markets not be considered within the top 100 MSA markets and not be subject to local number portability requirements or, in the alternative, waive the number portability requirements for such markets. There can be no assurance that the FCC will grant our waiver request. Number portability would allow subscribers to keep their wireless phone number when switching to a different service provider. We anticipate number portability will increase churn (customers switching from one service provider to another), which is likely to increase our costs. A high rate of churn would adversely affect our results of operations because of the revenue loss and cost of adding new subscribers, which generally includes a commission expense and/or significant handset discounts and which is a significant factor in income and profitability in the wireless industry. We may be required to subsidize product upgrades and/or reduce pricing to match competitors’ initiatives and retain customers, which could adversely impact our revenue and profitability. It is unclear whether the wireless industry is fully prepared to implement number portability. If consumer dissatisfaction results, it could adversely impact industry growth.

Our Class A common stock price may be adversely affected if we enter into a reorganization, restructuring, spin-off or similar transaction.

We may decide to restructure our operations through a change in our corporate structure. Such a restructuring could include a spin-off or divestiture of Western Wireless International. We have preliminarily investigated a spin-off or divestiture of Western Wireless International, but no decision has been made as to whether to proceed with such a transaction. Any such decision would be subject to numerous conditions, including, among others, approval by our board of directors of the terms and conditions of such a transaction, favorable market and financing conditions, the tax effects of such a transaction and any required governmental and third-party approvals. A restructuring, spin-off or divestiture transaction could have a material adverse affect on the market price of our Class A common stock. For example, in spin-off or divestiture transactions, it is not unusual for significant trading of shares to occur during the first few weeks or even months following completion of the spin-off or divestiture. Any sales of substantial amounts of our Class A common stock in the public market following a restructuring, spin-off or divestiture transaction could materially adversely affect the market price of our Class A common stock.

Risks related to this offering

Our Class A common stock price has been and is likely to continue to be volatile and could decline substantially.

The market price of our Class A common stock has been volatile in the past and is likely to continue to be volatile and could be subject to wide fluctuations and could decline substantially in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;

•	variations in our operating results from the expectations of securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	changes in laws and regulations affecting the telecommunications industry;

•	announcements of significant claims or proceedings against us;

•	changes in market valuations of us or other telecommunications companies;

•	announcements of technological innovations or new services by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	adverse changes in general market conditions or economic trends;

•	future sales of our Class A common stock; and

•	fluctuations in trading volume.

Control by management and certain provisions in our articles of incorporation may discourage potential acquisitions of our business and may have a depressive effect on the market price for our Class A Common Stock.

Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible at any time into one share of Class A common stock. John W. Stanton and Theresa E. Gillespie, our Chairman and Chief Executive Officer and our Vice Chairman, respectively, are husband and wife and beneficially represent 47.2% of the combined voting power of our common stock as of September 30, 2003. Such voting control and certain provisions of Washington law affecting acquisitions and business combinations, which we have incorporated into our articles of incorporation, may discourage transactions involving an actual or potential change of control of us, including transactions in which the holders of our Class A common stock might receive a premium for their shares over the then-prevailing market price. To the extent that potential acquisitions of our business which would result in holders of our common stock receiving a premium for their shares are discouraged, such voting control and provisions may have a depressive effect on the market price for our Class A common stock.

We do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our Class A common stock and do not currently intend to do so. Under the provisions of our credit facility and indentures, our ability to pay cash dividends on or repurchase our Class A common stock is restricted. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to limitations under applicable law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Management might apply the net proceeds from this offering of our Class A common stock to uses that do not improve our operating results or increase the value of your investment.

Our management will have considerable discretion in the application of the net proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess how the proceeds will be used. The net proceeds may be used for corporate purposes that do not improve our operating results or the market price of our Class A common stock and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

We may issue additional shares of our Class A common stock that could dilute the value of your Class A common stock.

We may decide or be required to issue, including upon the exercise of any outstanding stock options or the conversion of any convertible securities, additional shares of our Class A common stock that may dilute the value of your Class A common stock and may adversely affect the market price of our Class A common stock.

Use of proceeds

We will receive approximately $227.7 million in net proceeds from the sale of shares of our Class A common stock in this offering after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds for general corporate purposes, to fund working capital requirements, for making capital expenditures and for potential acquisitions. Pending the final application of the net proceeds to the uses described above, we expect to invest such proceeds in investment-grade, interest-bearing securities and use such proceeds to reduce the outstanding amount of certain revolving loans under our credit facility. As of September 30, 2003, the interest rate on such loans was approximately 3.4% and such loans had a final maturity of March 31, 2008.

Capitalization

The following table sets forth our capitalization as of September 30, 2003:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the 12,000,000 shares of our Class A common stock offered by us at an offering price of $19.15 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	September 30, 2003

(in thousands, except share data)	Actual	As Adjusted

	(unaudited)
Capitalization
Long-term debt, including current portion	$2,376,689	$2,376,689

Net capital deficiency:
Preferred stock, no par value, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value, 300,000,000 shares authorized
Class A, 72,622,492 and 84,622,492 shares issued and outstanding, respectively
Class B, 6,792,721 and 6,792,721 shares issued and outstanding, respectively	671,719	899,419
Deferred compensation	(140)	(140)
Accumulated other comprehensive loss	(15,534)	(15,534)
Deficit	(1,131,379)	(1,131,379)

Total net capital deficiency	(475,334)	(247,634)

Total capitalization	$1,901,355	$2,129,055

The number of shares of our common stock outstanding as of September 30, 2003 excludes:

•	4,089,918 shares of common stock subject to options outstanding as of September 30, 2003;

•	7,440,476 shares of Class A common stock issuable upon conversion of convertible subordinated notes as of September 30, 2003, at a conversion price of $15.456 per share; and

•	3,193,663 additional shares of our common stock that have been reserved for issuance upon future grants under our stock option, restricted stock and stock purchase plans as of September 30, 2003.

Underwriting

J.P. Morgan Securities Inc. is the sole underwriter of this offering. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to J.P. Morgan Securities Inc., and J.P. Morgan Securities Inc. has agreed to purchase from us, 12,000,000 shares of our Class A common stock.

The underwriting agreement provides that J.P. Morgan Securities Inc. is obligated to purchase all the shares included in this offering if any are purchased.

J.P. Morgan Securities Inc. is offering the Class A common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by J.P. Morgan Securities Inc. of officers’ certificates and legal opinions. J.P. Morgan Securities Inc. reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

J.P. Morgan Securities Inc. is offering the Class A common stock, subject to prior sale, when, as and if issued to and accepted by it, to the public at the offering price shown on the cover page of this prospectus supplement. After the offering, J.P. Morgan Securities Inc. may vary the public offering price and other selling terms.

We and certain of our executive officers have entered into lock-up agreements with J.P. Morgan Securities Inc. prior to the commencement of this offering pursuant to which we and such executive officers have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock, options or warrants to acquire our capital stock, or securities convertible into or exchangeable or exercisable for shares of our capital stock currently or hereafter owned either of record or beneficially (as determined in accordance with the rules and regulations of the Securities and Exchange Commission), or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of capital stock or other securities, or publicly announce an intention to do any of the foregoing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement. In addition, certain of our executive officers have agreed that, without the prior written consent of J.P. Morgan Securities Inc., they will not, during this period, make any demand for or exercise any right with respect to the registration of any shares of our capital stock or any security convertible into or exercisable or exchangeable for our capital stock. Such consent may be given at any time without public notice. The foregoing restrictions shall not apply to (i) the sale of Class A common stock pursuant to this prospectus supplement and the accompanying prospectus, (ii) the issuance of capital stock in connection with our existing stock option, restricted stock and stock purchase plans, (iii) the issuance of Class A common stock in connection with the conversion of shares of our Class B common stock and (iv) the issuance of Class A common stock issued in connection with the conversion of our 4 5/8% convertible subordinated notes due 2023, which notes we may agree with the noteholders to convert at a lower conversion price than the conversion price currently provided for under the terms of such notes.

We have agreed to indemnify J.P. Morgan Securities Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that J.P. Morgan Securities Inc. may be required to make because of any of those liabilities.

In connection with this offering, J.P. Morgan Securities Inc. may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. J.P. Morgan Securities Inc. may bid for, and purchase shares in the open market to stabilize the price of our Class A common stock above independent market levels. J.P. Morgan Securities Inc. is not required to engage in these activities, and may end any of these activities at any time.

J.P. Morgan Securities Inc. may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisor.

In connection with this offering, J.P. Morgan Securities Inc. and selling group members, if any, who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our Class A common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $300,000, excluding underwriting discounts and commissions.

In the ordinary course of their business, J.P. Morgan Securities Inc. and its affiliates may, from time to time, engage in commercial and investment banking transactions with us. An affiliate of J.P. Morgan Securities Inc. is a lender under our credit facility.

Legal matters

Certain legal matters with respect to the Class A common stock being offered hereby will be passed upon for us by Preston Gates & Ellis LLP, Seattle, Washington. Attorneys who are partners or employed by Preston Gates & Ellis LLP who have provided advice with respect to this matter own shares of our Class A common stock. The validity of the Class A common stock being offered hereby will be passed upon for J.P. Morgan Securities Inc. by Sullivan & Cromwell LLP, Los Angeles, California.

Prospectus

Western Wireless Corporation

Class A common stock
Preferred stock
Debt securities

We may offer from time to time the following types of securities:

•	shares of our Class A common stock;

•	shares of our preferred stock; or

•	our debt securities.

The securities will have an aggregate initial offering price of up to $300,000,000 or the equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars.

When we decide to sell a particular class or series of securities, we will provide specific terms of such securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus, carefully before you invest.

Investing in our securities involves a high degree of risk. See the section entitled “Risk factors” that appears on page 3 of this prospectus and any section entitled “Risk factors” that may be included in any prospectus supplement accompanying this prospectus.

Our Class A common stock is traded on the Nasdaq National Market under the symbol “WWCA.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents, dealers or underwriters. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

This prospectus may not be used to consummate sales of securities unless accompanied by the applicable prospectus supplement.

The date of this prospectus is September 24, 2003.

About this prospectus

This prospectus is part of a “shelf” registration statement that we have filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell, from time to time, in one or more offerings, any of the securities described in this prospectus.

This prospectus only provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide an applicable prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with the additional information described below under the heading “Where you can find more information.”

You should rely only on the information contained in this prospectus, incorporated by reference into this prospectus or set forth in the prospectus supplement. We have not authorized anyone to give you additional, different or inconsistent information nor have we authorized anyone to make any representations in connection with this prospectus, any documents incorporated by reference into this prospectus or any prospectus supplement. Therefore, if anyone does provide you with additional, different or inconsistent information, you should not rely on it. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. The information contained in this prospectus and any applicable prospectus supplement speaks only as of the dates on the front of those documents. The information contained in the documents incorporated by reference speaks as of the date on which such documents were filed. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

Our company

We are one of the largest providers of rural wireless communications services in the United States. Our wireless operations are primarily in rural areas due to our belief that there are significant strategic advantages to operating in these areas. We believe rural markets provide growth opportunities greater than those that exist in more densely populated urban areas because these markets typically have lower current penetration rates and less competition.

On June 30, 2003, we provided wireless services under the CellularONE® and Western Wireless® brand names to approximately 1.2 million subscribers in the western United States using multiple digital and analog technologies. We operate in 88 rural service areas and 18 metropolitan service areas, with a combined population of approximately 10 million people. Our network is one of the nation’s largest rural wireless communications systems, covering approximately 25% of the continental United States in 19 western states. We support our customers through our retail locations throughout our service area and through our call centers in Manhattan, Kansas and Issaquah, Washington. On August 29, 2003, we sold the license and related assets for our Arizona 6 rural service area (where we served approximately 6,000 subscribers) for approximately $23 million in cash. On September 18, 2003, we entered into an agreement with HickoryTech Corporation to acquire for approximately $25 million all of the outstanding shares of common stock of Minnesota Southern Wireless Company, which owns the licenses and related assets for the Minnesota 10 rural service area and the Minneapolis/St. Paul Metro A-2 area, as well as the Mankato-Fairmont and Rochester-Austin-Albert Lea basic trading area. We will acquire about 25,000 subscribers upon completion of the transaction, which is expected to close during the fourth quarter of 2003, subject to FCC and other required approvals. The purchase price will be paid in the form of approximately one million shares of HickoryTech common stock we currently own and $12.8 million in cash.

In addition, through our subsidiary, Western Wireless International, we are licensed to provide wireless communications services to over 71 million people in eight countries. As of June 30, 2003, Western Wireless International consolidated and unconsolidated subsidiaries served, in aggregate, approximately 1.2 million mobile subscribers. The primary business of Western Wireless International is the delivery of mobile telecommunications services in markets outside of the United States, including Slovenia, Austria, Ireland, Bolivia, Ghana, Haiti, Cote d’Ivoire and Georgia. In certain markets, Western Wireless International’s operating companies also provide other telecommunications services, including fixed line services, wireless local loop, international long distance and Internet access.

We had income from continuing operations of approximately $16.0 million in the six months ended June 30, 2003. The Company sustained losses from continuing operations of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations of $65.4 million in fiscal 2000. At June 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $464.9 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs. For additional risks relating to an investment in us, see the section entitled “Risk factors” in this prospectus.

We were organized in 1994. Our principal corporate office is located at 3650 131st Avenue S.E., Bellevue, Washington 98006. Our phone number is (425) 586-8700.

As used in this prospectus, the terms “company”, “we”, “our”, “ours”, and “us” may, depending on the context, refer to Western Wireless Corporation or to one or more of its consolidated subsidiaries or to all of them taken as a whole. The term “Western Wireless International,” depending on the context, refers to our subsidiary Western Wireless International Holding Company or to one or more of its subsidiaries (or entities in which it has a minority interest) or to all of them taken as a whole.

Risk factors

You should read carefully this entire prospectus, the applicable prospectus supplement and the documents incorporated by reference herein and therein before investing in the securities offered under this prospectus and the applicable prospectus supplement. In addition, you should carefully consider the risk factors described below before investing in the securities offered under this prospectus and the applicable prospectus supplement. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position or results of operations, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. See “Special note regarding forward–looking statements.”

We have a significant amount of debt, which may limit our ability to raise additional capital to meet our future funding and debt service requirements

As of June 30, 2003, our total long-term indebtedness was approximately $2.6 billion, including a current portion of $263.5 million. Of such indebtedness, approximately $1.7 billion was outstanding under our Credit Facility and approximately $383 million was outstanding under our 10 1/2% Senior Subordinated Notes due 2006 and 2007. In July 2003, we issued $600 million in principal amount of 9.250% Senior Notes due 2013. Additionally, in July 2003, we amended our Credit Facility reducing the commitment by $150 million and prepaid $400 million of outstanding indebtedness thereunder, which prepayments were applied in direct order of maturity. In August 2003, we redeemed all of our outstanding Senior Subordinated Notes. Indebtedness under our Credit Facility matures on September 30, 2008. As of June 30, 2003, after giving effect to the partial prepayment of indebtedness outstanding under our Credit Facility, the issuance of our Senior Notes and the redemption of our outstanding Senior Subordinated Notes, our total long-term indebtedness was approximately $2.4 billion, including a current portion of $132.5 million. Substantially all of our and our domestic subsidiaries’ assets are pledged as security for the obligations under our Credit Facility. Our Credit Facility, the indentures for our Senior Notes and the 4.625% Convertible Subordinated Notes due 2023 contain, and any additional financing agreements may contain, certain restrictive covenants. The restrictions in our Credit Facility and our Senior Notes affect, and in some cases significantly limit or prohibit, among other things, our ability to incur indebtedness, sell assets, make investments and acquisitions, pay dividends and engage in mergers and consolidations. The restrictions in the Convertible Subordinated Notes limit, among other things, our ability to engage in mergers and consolidations. Additionally, our Credit Facility requires us to comply with certain financial and operational performance covenants. While we are in compliance with such covenants as of the date hereof, we may need to seek waivers or modifications to remain in compliance. There can be no assurance, however, that we will remain in compliance or will be able to obtain any modifications or waivers which might be required in the future. An event of default under our Credit Facility, our Senior Notes or the Convertible Subordinated Notes would allow the lenders to accelerate the maturity of the indebtedness thereunder. In such event, it is likely that all of our indebtedness would become immediately due and payable.

The continued growth and operation of our business will require additional funding for working capital, debt service, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions of spectrum licenses. We are currently evaluating other equity and debt financings that we may pursue in the short term. However, the current levels of our debt could limit our ability to obtain future debt or equity financing on terms favorable to us or at all. Our sources of additional capital may include public or private equity and debt financings, including vendor financing. The availability of additional financing is dependent upon the condition of the capital markets and the extent of the additional financing that we may require will depend on the success of our operations. In addition, we must use a substantial portion of our cash flows from operations to make payments of principal and interest on our debt, thereby reducing funds that could be available for working capital, the enhancement and upgrade of our network, the build-out of infrastructure to expand our coverage and possible acquisitions. Additionally, competitive factors, future declines in the United States or international economy, unforeseen construction delays, cost overruns, regulatory changes, engineering and technological changes and other factors may result in funding requirements in excess of current estimates or an inability to generate sufficient cash flow to meet our debt service obligations. The unavailability of such funding could cause us to delay or abandon some of our planned growth and development or to seek to sell assets to raise additional funds, either of which could have a material adverse effect on our business, strategy, operations and financial condition.

Given that a substantial portion of our assets consists of intangible assets, principally licenses granted by the Federal Communications Commission (“FCC”), the value of which will depend upon a variety of factors (including the success of our business and the wireless communications industry in general), there can be no assurance that our assets could be sold quickly enough, or for sufficient amounts, to enable us to meet our obligations.

A number of our consolidated international subsidiaries and other international operating companies have credit facilities to finance their operations. As of June 30, 2003, the total long-term indebtedness of our consolidated international subsidiaries to third parties was $328.1 million. This consists primarily of $182.9 million outstanding under our Austrian entity’s term loan, $86.0 million outstanding under our Slovenian entity’s credit facility, and $34.7 million outstanding under our Bolivian entity’s bridge loan.

The debt facilities of our international operating companies contain certain restrictive covenants and financial covenants. The Slovenian credit facility with our Slovenian entity, which provides telecommunications services under the name Vega, contains certain borrowing conditions and restrictive covenants, which, prior to the amendment described below, included: minimum subscribers; population coverage; certain cash flow requirements; minimum contributed capital; and debt service coverage. Western Wireless International Corporation, a subsidiary of Western Wireless International, has guaranteed the Slovenian credit facility. Additionally, Western Wireless International Corporation has agreed not to sell or dispose of any majority owned subsidiary without the approval of the Slovenian lenders. In May 2003, Western Wireless International contributed an additional $2.9 million in equity to Vega as a result of Vega’s revenue shortfalls during the three months ended March 31, 2003. As of June 30, 2003, Vega was not in compliance with certain covenants, including its network coverage, minimum service revenue and minimum subscriber covenants. As a result, on

August 28, 2003, Vega and the participating banks entered into an agreement to amend the credit facility and Western Wireless International Corporation entered into an agreement to guarantee the loan (which guarantee was previously limited to certain circumstances) and agreed to financial and other covenants, including, among other things, an obligation to fund Vega’s revenue shortfalls and restrictions which limit the ability of Western Wireless International Corporation and its subsidiaries to incur indebtedness, grant security interests and enter into guarantees. The amendment to the credit facility became effective as of September 11, 2003. Under the terms of the amendment, the following changes to the terms of the Slovenian credit facility have been made: (i) all undrawn commitments have been cancelled; (ii) substantially all of Vega’s operating and financial covenants have been eliminated and certain new financial covenants relating to Western Wireless International Corporation and its subsidiaries have been added; (iii) balances of approximately $22 million in collateral accounts supporting the existing loan have been utilized to pay down principal; and (iv) the repayment schedule for outstanding borrowings remains unchanged. Because the amendment was not effective at the end of the second quarter, we presented the Slovenian credit facility in the current portion of long-term debt as required by United States generally accepted accounting principles. Beginning with our financial statements for the third quarter, the long-term portion of the Slovenian credit facility will be classified as long-term based on the original maturities schedule.

As of June 30, 2003, our Bolivian subsidiary had a bridge loan of $34.7 million, which is due on September 30, 2003. In March 2003, the Overseas Private Investment Corporation approved a $50 million loan guarantee for the refinancing of such bridge loan. The final terms of the Bolivian bridge loan refinancing are still being renegotiated with prospective lenders. We expect, but there can be no assurance, that the Bolivian bridge loan will be refinanced in the fourth quarter of 2003. Until the Bolivian bridge loan refinancing is finalized, we intend to seek additional extensions of the Bolivian bridge loan maturity date, but there can be no assurance that any necessary extension will be granted.

We believe that domestic and international operating cash flow and available international loan facilities will be adequate to fund our capital expenditures and working capital requirements. Our domestic and international operating cash flow is dependent upon, among other things: (i) the amount of revenue we are able to generate from our customers; (ii) the amount of operating expenses required to provide our services; (iii) the cost of acquiring and retaining customers; and (iv) our ability to grow our customer base. In order to comply with debt covenants contained in our Credit Facility and our Senior Notes or in the event we are unable to complete the refinancing of the Bolivian bridge loan, or we otherwise do not achieve planned operating cash flow targets, we may be required to curtail capital spending, reduce expenses, or otherwise modify our planned operations and/or seek additional debt or equity at the domestic or international level and/or restructure or refinance our existing financing arrangements. There can be no assurance that such funds or refinancing will be available to us on acceptable terms, if at all.

We historically have sustained losses from continuing operations and we may not remain profitable in the future

We had income from continuing operations of approximately $16.0 million in the six months ended June 30, 2003, and we sustained losses from continuing operations of $215.3 million in fiscal 2002 and $143.6 million in fiscal 2001 and had income from continuing operations of $65.4 million in fiscal 2000. At June 30, 2003, we had an accumulated deficit of $1.1 billion and a net capital deficiency of $464.9 million. We may incur additional losses, which could be significant, during the next several years, and there can be no assurance that we will be able to service our debt requirements and other financial needs.

We face substantial competition in all aspects of our business

We operate in highly competitive markets and there is substantial and increasing competition in all aspects of the wireless communication business. Competition for subscribers among wireless communications providers is based principally upon the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Each of our cellular markets faces at least one cellular competitor, such as Verizon, Alltel Corporation or Cingular. Additionally, there are personal communication services and enhanced specialized mobile radio competitors in most of our metropolitan service areas. Continuing industry consolidation has resulted in an increased presence of regional and national wireless operators within our service areas. Many of these national market competitors provide services comparable to ours and because they operate in a wider geographic area are able to offer no or low cost roaming and toll calls over a wider area. In addition, some national wireless operators have recently begun to build small networks in certain of the more densely populated or well-traveled portions of our service areas. The use of national advertising and promotional programs by national wireless operators run in our markets are also a source of additional competitive and pricing pressures even though these operators may not provide service in these markets. We also compete with wireless Internet, paging, dispatch services, resellers and landline telephone service providers in some of our service areas. Increasingly, cellular service is becoming a viable alternative to landline voice services for certain customer segments, putting cellular licensees in direct competition with traditional landline telephone service providers. One or two-way paging services that feature voice messaging and data display, as well as tone only service, may be adequate for potential subscribers who do not need to speak to the caller. Potential users of cellular systems may find their communications needs satisfied by other current and developing technologies.

If the wireless communications industry continues to consolidate and we do not participate in that consolidation, even stronger competitors may be created. Effective January 1, 2003, the FCC eliminated the spectrum cap and the cellular cross–interest restriction in the larger, urban cellular markets which also may facilitate the creation of larger and more formidable competitors.

Several of our competitors also operate in multiple segments of the industry. In the future, we expect to face increased competition from entities providing similar services using other communications technologies. The auctioning and subsequent deployment of technology in additional spectrum and the disaggregation of spectrum could also generate new competition for us. While some of these technologies and services are currently operational, others are being developed or may be developed in the future. Given the rapid advances in the wireless communications industry, there can be no assurance that new technologies will not evolve that will compete with our products and services. In addition, a number of our competitors have substantially greater financial, technical, marketing, sales, manufacturing and distribution resources. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenues, and as a result, our profit margins may decrease.

A significant portion of our revenues are derived from roaming and our failure to maintain favorable roaming arrangements could materially adversely affect our future operating results

Roaming revenues accounted for approximately 22% of our total revenues for the fiscal year ended December 31, 2002 and 18% of our total revenues for the six months ended June 30, 2003. We have roaming agreements with most of the wireless carriers in North America, including AT&T Wireless, Cingular and Verizon. Our largest roaming partner is AT&T Wireless and our roaming agreement with them expires in June 2006. When these agreements expire or are terminated, we may be unable to renegotiate these roaming agreements or to obtain roaming agreements with other wireless providers upon acceptable terms. Further, some competitors may be able to obtain roaming rates and terms that are more favorable than those obtained by us. AT&T Wireless and Cingular have announced their intention to transition their customer bases to a Global System for Mobile Communications platform. In May 2003, we announced the signing of additional long-term roaming agreements with T-Mobile USA, Inc., which expires December 2013, and Cingular, which expires March 2008, to provide Global System for Mobile Communications services to their customers utilizing our network. Further, in July 2003, we announced the signing of an additional Global System for Mobile Communications long-term roaming agreement with AT&T Wireless, which expires December 2006. We expect to begin offering Global System for Mobile Communications roaming services in the fourth quarter of 2003. If we are unable to fulfill our contractual obligations to add a Global System for Mobile Communications platform to our network, maintain and expand our roaming footprint or maintain favorable roaming arrangements with other wireless carriers, our coverage area or the pricing we offer relative to our competitors may not be as attractive. Such an inability would have a material adverse affect on our business, operations and financial condition.

While our roaming agreements generally require other carriers’ customers to use our network when roaming, our roaming agreements generally do not prevent our roaming partners from acquiring licenses to provide competing services in our markets. Further, our roaming partners could negotiate a roaming agreement in all or portions of our markets with another wireless carrier. If any of our roaming partners were to acquire the required licenses and build networks in our markets or enter into roaming agreements with other wireless carriers that provide competing services in our markets and permit our roaming partners to roam on that other carrier’s network, we could lose a substantial portion of our roaming revenues in those markets, which could have a material adverse effect on our business, operations and financial condition.

Failure to develop future business opportunities, such as wireless data services, and to improve network coverage, quality and capacity within the markets that we currently serve may limit our ability to compete effectively and grow our business

An important element of our strategy is to bring new telecommunications services, such as wireless data services, to rural America. In general, the development of new services in our industry requires us to anticipate and respond to varied and rapidly changing customer demand. In order to compete successfully against the other participants in the United States wireless industry, we will need to commercialize and introduce new services on a timely basis. The ability to deploy and deliver these services relies, in many instances, on new and unproven technology that will demand substantial capital outlays and spectrum capacity. Our available capital and spectrum may not be sufficient to support these services. We cannot guarantee that devices for such new services or applications for such devices will be commercially available or accepted in the marketplace, and we cannot assure that we will be able to offer these new services profitably. In addition, there could be legal or regulatory restraints on wireless data services as applicable laws and rules evolve. If these services are not successful or if costs associated with implementation and completion of the introduction of these services materially exceed those currently estimated, our ability to retain and attract customers and our operations and financial condition could be materially adversely affected.

We have essentially completed the network build–out of the markets for which we hold licenses, and are now primarily focused on improving network coverage, quality and capacity within and around the markets we currently serve and completing the expansion of digital Code Division Multiple Access technology throughout our markets. We cannot guarantee that we will be able to do so in a time frame that will permit us to remain competitive at the cost we expect or at all. Failure or delay in improving network coverage, quality and capacity on a timely basis or at all, or increased costs to accomplish such improvement, could have a material adverse effect on our business, strategy, operations and financial condition.

Our FCC licenses are subject to renewal and potential revocation in the event that we violate applicable laws. The loss of any of such licenses could materially and adversely affect our ability to service our customers

Our licenses are subject to renewal upon the expiration of the ten–year period for which they are granted. Although the FCC has routinely renewed wireless licenses in the past, we cannot provide assurance that no challenges will be brought against our licenses in the future. Violations of the Communications Act of 1934, as amended, or the FCC’s rules could result in license revocations, forfeitures, fines or non–renewal of licenses. We have five cellular licenses that are subject to the renewal process over the next three years. While we believe that each of our cellular licenses will be renewed, there can be no assurance that all of the licenses will be renewed. If any of our licenses are forfeited, revoked or not renewed, we would not be able to provide service in that area unless we contract to resell wireless services of another provider or enter into roaming agreements.

Government regulations determine how we operate, which could increase our costs and limit our growth, revenue and strategy plans

The FCC regulates the licensing, construction, operation, acquisition and sale of our business, and we are subject to laws and regulations of other federal, state and local government bodies. Future changes in regulation or legislation could impose significant additional costs on us, either in the form of direct out of pocket costs or additional compliance obligations, or subject us to sanctions, which may have a material adverse effect on our business. Additionally, Congress’ and the FCC’s continued allocation of additional spectrum for commercial mobile radio service, which includes cellular and personal communication services and specialized mobile radio, could significantly increase competition.

The rapid growth and penetration of wireless services has prompted the interest of the FCC, state legislatures and state public utility commissions to oversee certain practices by the wireless industry. These practices are generally in the form of efforts to regulate customer billing, termination of service arrangements, advertising, filing of “informational” tariffs, certification of operation, and other areas. While the Communications Act of 1934, as amended, generally preempts state and local governments from regulating the entry of, or the rates charged by, wireless carriers, a state has authority to regulate “other terms and conditions” of service offerings by commercial mobile radio service providers. The FCC has determined that the Communications Act of 1934, as amended, does not preempt state damage claims as a matter of law, but whether a specific damage award is prohibited would depend upon the facts of a particular case. This ruling may affect the number of class action suits brought against commercial mobile radio service providers and the amount of damages awarded by courts.

Individual states may also petition the FCC for permission to regulate the rates of commercial mobile radio service providers. The FCC has denied petitions from several states seeking to impose such regulations. Several states have also proposed or enacted consumer protection regulations on commercial mobile radio service providers. For example, do-not-call legislation is either proposed or has been enacted in all 50 states. In addition, the California public utility commission has proposed extensive consumer protection and privacy regulations for all telecommunications carriers. For example, the California Public Utility Commission is considering adopting a consumer Bill of Rights designed to protect residential and small business customers. We believe that, if adopted, the rules will significantly alter our business practices in California with respect to nearly every aspect of the carrier–customer relationship, including solicitations, marketing, activations, billing and customer care. The California public utility commission is also contemplating rules to address other service quality issues, including service repair, service outages and toll operator answering time that could apply to commercial mobile radio service providers. Such regulations, if approved, could expose carriers to increased legal responsibility for states’ varying standards of service quality and may materially impact our operating costs.

At the local level, wireless facilities typically are subject to zoning and land use regulation, and may be subject to fees for use of public rights of way. Although local and state governments cannot categorically prohibit the construction of wireless facilities in any community, or take actions that have the effect of prohibiting construction, securing state and local government approvals for new tower sites may become a more difficult and lengthy process.

Cellular licensees are subject to certain Federal Aviation Administration regulations regarding the location, marking/ lighting and construction of towers. Each tower requiring FAA notification also requires tower registration with the FCC. In addition, our facilities may be subject to regulation by the Environmental Protection Agency and the environmental regulations of the FCC under the National Environmental Policy Act and of certain states and localities.

The FCC does not presently specify the rates commercial mobile radio service providers may charge for their services, nor does it require the filing of tariffs for wireless operations. However, the FCC has the authority to regulate the rates, terms and conditions under which wireless carriers provide service because commercial mobile radio service providers are statutorily considered to be common carriers and thus are required to charge just and reasonable rates and are not allowed to engage in unreasonable discrimination. The FCC has adopted rules governing charges for long distance service (e.g., rate integration) and use of customer proprietary network information, but these rules have been vacated by the courts and are now subject to further FCC review. Additionally, the FCC has adopted rules governing billing practices and access to wireless services by the disabled. While none of these existing requirements have a material impact on our operations, there is no assurance that future regulatory changes may not materially impact us.

Concerns about health and safety risks may discourage use of wireless services, result in liability issues and materially adversely affect our business

Media reports have suggested that radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, and thus decrease demand for wireless products and services. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that wireless technologies pose health concerns and cause interference with airbags, hearing aids and medical devices.

The Food and Drug Administration has issued guidelines for the use of wireless phones by pacemaker wearers. The FCC’s safety limits for human exposure to radio frequency emissions went into effect September 1, 2000. After September 1, 2000, if any facility, operation or device is found to be non–compliant with radio frequency emissions guidelines, and if any required environmental assessment has not been filed, penalties ranging from fines to license forfeiture may be imposed.

Several lawsuits have been filed against us, other wireless carriers and other participants in the wireless industry, asserting product liability, breach of warranty, adverse health effects and other claims relating to radio frequency transmissions to and from handsets and wireless data devices. Some of these lawsuits allege other related claims, including negligence, strict liability, conspiracy and the misrepresentation of or failure to disclose these alleged health risks. The complaints seek substantial monetary damages as well as injunctive relief. The defense of these lawsuits may divert our management’s attention, we may incur significant expenses in defending these lawsuits and we may be required to pay significant awards or settlements.

Additional studies of health effects of wireless services are ongoing and new studies are anticipated. If such further research establishes any link between the use of handsets and health problems, such as brain cancer, then usage of, and demand for our services may be significantly reduced, and we could be required to pay significant expenses in defending lawsuits and significant awards or settlements, any or all of which could have a material adverse effect on our business, operations and financial condition.

We may also be subject to potential litigation relating to the use of handsets and wireless data devices while driving. Some studies have indicated that using these devices while driving may impair drivers’ attention. Legislation has been proposed in the United States Congress and many state and local legislative bodies to restrict or prohibit the use of wireless phones while driving motor vehicles. To date, New York State and some municipalities in the United States, including Brooklyn, Ohio; Conshohocken, Pennsylvania; Hilltown Township, Pennsylvania; Lebanon, Pennsylvania; and Marlboro, New Jersey, have passed laws restricting the use of handsets, and similar laws have been enacted in other countries. Additionally, some jurisdictions have passed laws restricting the use of handsets by persons such as school bus drivers and novice drivers. These laws or, if passed, other laws prohibiting or restricting the use of wireless handsets while driving, could reduce sales, usage and revenues, any or all of which could have a material adverse effect on our business, operations and financial condition.

Finally, we cannot be certain that we or the wireless industry in general may not be subject to litigation should a situation arise in which damage or harm occurs as a result of interference between a commercial mobile radio service provider such as us and a public safety licensee, such as a “911” emergency operator, or any failure of any such “911” emergency call while using our network.

Control by management may discourage potential acquisitions of our business and may have a depressive effect on the market price for our Class A Common Stock

Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible at any time into one share of Class A common stock. John W. Stanton and Theresa E. Gillespie, our Chairman and Chief Executive Officer and our Vice Chairman, respectively, are husband and wife and beneficially represent 47.2% of the combined voting power of the common stock. Such voting control by such holders and certain provisions of Washington law affecting acquisitions and business combinations, which we have incorporated into our articles of incorporation, may discourage certain transactions involving an actual or potential change of control of us, including transactions in which the holders of Class A common stock might receive a premium for their shares over the then–prevailing market price, and may have a depressive effect on the market price for Class A common stock.

Western Wireless International operates in certain countries with significant political, social and economic uncertainties which could have a material adverse effect on its operations in these countries

Western Wireless International accounted for approximately 26% and 33% of our total revenues for the fiscal year ended December 31, 2002 and the six months ended June 30, 2003, respectively. We operate in countries in Eastern Europe, a republic of the former Soviet Union, Africa, the Caribbean and South America. These countries face significant political, social and/or economic uncertainties which could have a material adverse effect on our operations in these areas. These uncertainties include:

•	possible internal military conflicts and/or civil unrest fueled by economic and social crises in those countries;

•	political instability and bureaucratic infighting between government agencies with unclear and overlapping jurisdictions;

•	pervasive regulatory control of the state over the telecommunications industry; and

•	the failure by government entities to meet their outstanding foreign debt repayment obligations.

We cannot assure you that the pursuit of economic reforms by the governments of any of these countries will continue or prove to be ultimately effective, particularly in the event of a change in leadership, social or political disruption or other circumstances affecting economic, political or social conditions.

Western Wireless International encounters enhanced economic, legal and physical risks by operating abroad

Western Wireless International runs a number of risks by investing in foreign countries including:

•	loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks;

•	involuntary changes to the licenses issued by foreign governments;

•	changes in foreign and domestic laws and policies that govern operations of overseas-based companies;

•	amendments to, or different interpretations or implementations of, foreign tax laws and regulations that could adversely affect the profitability after tax of our joint ventures and subsidiaries;

•	criminal organizations in certain of the countries in which we operate that could threaten and intimidate our businesses; and

•	high levels of corruption and non-compliance with the law exist in many of the countries in which we operate businesses.

Certain of the government licenses on which Western Wireless International depends could be canceled or revoked, impairing the development of Western Wireless International’s operations in these countries, and making Western Wireless International liable for substantial penalties

The licensing, construction, operation and ownership of communications systems, and the granting and renewal of applicable licenses and radio frequency allocations, are regulated by governmental entities in each of the countries in which Western Wireless International’s operating companies conduct business. Its failure or inability to renew these licenses may have a material adverse effect on our operations. In Europe, the licenses which allow Western Wireless International’s operating companies to provide wireless services were initially granted for terms of 15 or 20 years and in some cases there are not explicit provisions in the licenses which provide for renewal. Under the terms of the Ghana license, Western Wireless International’s operating company was required to meet certain customer levels and build-out requirements by February 2002. This company was unable to meet the required customer levels due to the inability of the regulator to provide spectrum and enforce interconnection with the incumbent telephone company and the National Communication Authority of Ghana has assessed a penalty claim of $71 million for not meeting these build-out requirements. Western Wireless International has contested this fine on the basis that the government and the National Communication Authority failed to deliver the key commitments of spectrum and interconnection and does not believe the enforcement of these penalties is probable, although there can be no assurance as to what actions the government may take.

Western Wireless International’s operating results will be impacted by foreign currency fluctuations

Western Wireless International is exposed to risk from fluctuations in international economic conditions and foreign currency rate fluctuations which could have a material impact on its results of operations and financial condition. Certain of our international subsidiaries have functional currencies other than the United States dollar and their assets and liabilities are translated into United States dollars at exchange rates at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Accordingly, a depreciation in the United States dollar would result in an increase in our net loss.

If we lose any member of our management team, our business could suffer

We depend on the continued services of our management team. If we fail to retain the services of any member of our senior management, our operating results may be adversely affected.

Special note regarding forward-looking statements

Statements made in this prospectus, in any documents incorporated by reference in this prospectus or in any prospectus supplement that are not based on historical fact, including, without limitation, statements containing the words “believes”, “may”, “will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to a number of risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control and which may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others:

•	general economic and business conditions, nationally, internationally and in the regions and countries in which we operate;

•	demographic changes;

•	technology changes;

•	increased competition;

•	changes in business strategy or development plans;

•	our high leverage and our ability to access capital markets;

•	our ability to attract and retain qualified personnel;

•	existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

•	our ability and the cost of acquiring additional spectrum licenses;

•	product liability and other claims asserted against us; and

•	other factors referenced in this prospectus, including, without limitation, factors discussed under the captions “Summary” and “Risk factors” or elsewhere in our reports filed with the Securities and Exchange Commission.

Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements. We also disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

Ratio of earnings to fixed charges

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated:

	Year ended December 31,
						Six months ended
	1998	1999	2000	2001	2002	June 30, 2003

Ratio of earnings to fixed charges	0.90 [1]	0.65 [1]	1.42	0.04 [1]	0.33 [1]	1.39

(1) The deficiency of earnings to cover fixed charges for the year ended December 31, 1998 was $9.09 million, for the year ended December 31, 1999 was $35.20 million, for the year ended December 31, 2001 was $156.75 million, and for the year ended December 31, 2002 was $106.46 million.

Use of proceeds

Unless we indicate otherwise in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, which may include, but not be limited to, repayment or refinancing of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

General description of securities that we may sell

We, directly or through agents, dealers or underwriters that we may designate, may offer and sell, from time to time, up to $300,000,000 (or the equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars) aggregate initial offering price of:

•	shares of our Class A common stock;

•	shares of our preferred stock; or

•	our debt securities.

We may issue debt securities and/or preferred stock that are exchangeable for and/or convertible into Class A common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be delivered with this prospectus, which will describe the terms of the offering and sale of the offered securities.

Description of common stock

Our authorized capital stock consists of 300,000,000 shares of Class A common stock and Class B common stock, no par value, and 50,000,000 shares of preferred stock, no par value. As of June 30, 2003, there were 72,496,211 shares of Class A common stock issued and outstanding held by 194 holders of record, 6,792,721 shares of Class B common stock issued and outstanding held by 44 holders of record and no shares of preferred stock outstanding. We describe the preferred stock under the heading “Description of the preferred stock” below.

This section summarizes the general terms of our Class A common stock that we may offer. A prospectus supplement relating to the Class A common stock offered will state the number of shares offered, the initial offering price and the market price, dividend information and any other relevant information. The following summary does not, and the applicable prospectus supplement will not, describe every aspect of the Class A common stock. When evaluating the Class A common stock, you should also refer to all of the provisions of our articles of incorporation, our bylaws and the Washington Business Corporation Act. Our articles of incorporation and bylaws are incorporated by reference in the registration statement of which this prospectus is a part.

Terms of the common stock

Other than with respect to voting rights, the Class A and Class B common stock have identical rights. The Class A common stock has one vote per share and the Class B common stock has ten votes per share. Shares of Class B common stock generally convert automatically into shares of Class A common stock on a share-for-share basis immediately upon any transfer of the Class B common stock other than a transfer from an original holder of Class B common stock to certain affiliates of such holder.

Holders of our classes of common stock have no cumulative voting rights and no preemptive, subscription or sinking fund rights. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our classes of common stock will be entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our classes of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference to any then outstanding preferred stock.

Our articles of incorporation permit the redemption of our classes of common stock from shareholders where necessary to protect our regulatory licenses.

Certain provisions of our articles of incorporation and bylaws affecting shareholders

Special meetings of shareholders; shareholder action by written consent

Our bylaws provide that any action required or permitted to be taken by our shareholders may be effected at a duly called annual or special meeting of shareholders or by unanimous consent in writing. Additionally, our articles of incorporation and bylaws provide that special meetings of shareholders may be called only by a majority of the board of directors or an authorized committee thereof.

Advance notice requirements for shareholder proposals and director nominations

Our bylaws provide that shareholders seeking to bring business before or to nominate directors at any meeting of shareholders must provide timely notice thereof in writing. To be timely, a shareholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than (i) with respect to an annual meeting, 120 calendar days in advance of the one-year anniversary of the date that our proxy statement was released to shareholders in connection with the previous year’s annual meeting, except that if no annual meeting was held in the previous year or if the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year’s proxy statement, we must receive such notice a reasonable time before our proxy statement is to be released and (ii) with respect to a special meeting of shareholders, a reasonable time before our proxy statement is to be released. Our bylaws also specify certain requirements for a shareholder’s notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders or from making nominations for directors.

Director and officer indemnification

The Washington Business Corporation Act provides that a Washington corporation may include provisions in its articles of incorporation relieving each of its directors of monetary liability arising out of his or her conduct as a director for breach of his or her fiduciary duty except liability for (i) acts or omissions of a director that involve intentional misconduct or a knowing violation of law, (ii) conduct in violation of Section 23B.08.310 of the Washington Business Corporation Act (which section relates to unlawful distributions) or (iii) any transaction from which a director personally received a benefit in money, property or services to which the director was not legally entitled. Our articles of incorporation include such provisions. Our articles of incorporation and bylaws provide that we shall, to the fullest extent permitted by the Washington Business Corporation Act, as amended from time to time, indemnify and advance expenses to each of our currently acting and former directors and officers, and may so indemnify and advance expenses to each of our current and former employees and agents, subject to certain exceptions in the bylaws. We believe the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. We have entered into separate indemnification agreements with certain of our directors and executive officers in order to effectuate such provisions.

Provisions affecting acquisitions and business combinations

Section 23B.19 of the Washington Business Corporation Act, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” (such as a merger or sale of assets) with an “acquiring person” who acquires more than 10% of the voting securities of the target corporation for a period of five years after such acquisition, unless the transaction or such acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the date the “acquiring person” becomes an “acquiring person” for purposes of Section 23B.19. Our articles of incorporation provide that we will be subject to such prohibitions and shall remain subject to such prohibitions even if they are ever repealed. Because each of our shareholders who beneficially own 10% or more of our outstanding voting securities as of the date of this prospectus acquired their shares prior to our initial public offering, none of them will be deemed to be an “acquiring person” for the purposes of these prohibitions.

Transfer agent and registrar

Our transfer agent and registrar for our Class A common stock is Mellon Investor Services LLC, New York, New York.

Description of preferred stock

This section summarizes the general terms of the preferred stock that we may offer. A prospectus supplement relating to a particular series of preferred stock will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of a series of preferred stock described in the applicable prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. The following summary does not, and the applicable prospectus supplement will not, describe every provision of a particular series of preferred stock. When evaluating a particular series of preferred stock, in addition to the description of the specific terms of the series of preferred stock being offered, you also should refer to all of the provisions of our articles of incorporation, our bylaws and Washington corporate law. In connection with the issuance and sale of a series of preferred stock, an amendment to our articles of incorporation establishing the terms of the series of preferred stock that were described in the applicable prospectus supplement will be filed as an exhibit to or incorporated by reference into the registration statement.

General

Our board of directors is authorized to issue shares of preferred stock, in one or more series, and to fix for each series voting powers and those preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions as are determined by our board and are permitted by the Washington corporate law.

Our board of directors is authorized to determine the terms for each series of preferred stock, and the applicable prospectus supplement will describe the terms of any series of preferred stock being offered, including:

•	the designation of the shares and the number of shares that constitute the series;

•	the dividend rate (or the method of calculation thereof), if any, on the shares of the series and the priority as to payment of dividends with respect to other classes or series of our capital stock;

•	the dividend periods for the payment of dividends, if any, on the shares of the series;

•	the voting rights of the shares of the series;

•	the liquidation preference and the priority as to payment of the liquidation preference with respect to other classes or series of our capital stock;

•	whether and on what terms the shares of the series will be subject to redemption or repurchase at our option;

•	whether the shares of the series will receive the benefit of a sinking fund;

•	whether and on what terms the shares of the series will be convertible into or exchangeable for other securities;

•	whether the shares of the series will be listed on a securities exchange;

•	any other terms not inconsistent with our articles of incorporation, our bylaws or Washington corporate law; and

•	other powers, preferences, rights and privileges and any qualifications, limitations or restrictions of the rights or privileges of the series.

Dividends

Holders of shares of a series of preferred stock will be entitled to receive, when and as declared by our board of directors, dividends payable at the dates and at the rates, if any, per share per annum as set forth in the applicable prospectus supplement.

For each series of preferred stock, the applicable prospectus supplement will set forth, among other things, whether dividends are payable on such series and, if so, the dividend rates, which may be variable or fixed or both, whether the dividends will be cumulative or non-cumulative, whether payable in cash or in kind, the dates of distribution and the priority as to payment of dividends with respect to other classes or series of our capital stock.

Convertibility

Our board of directors is authorized to determine the rights, if any, of holders of preferred stock of any series to convert or exchange such shares of preferred stock of such series for shares of any other series of capital stock or for any other of our securities, property or assets (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and any adjustment thereof, the time or times during which the right to convert or exchange will be applicable and the time or times during which a particular price or rate shall be applicable).

No series of preferred stock will be convertible into, or exchangeable for, other securities, property or assets, except as set forth in the applicable prospectus supplement.

Redemption and sinking fund

Our board of directors is authorized to determine whether or not the shares of a series of preferred stock will be redeemable, and, if so, the terms and conditions of such redemption

(including the date or dates upon or after which they will be redeemable, the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates, and whether any shares of that series will be redeemed pursuant to a retirement or sinking fund or otherwise and the terms and conditions of such obligation).

No series of preferred stock will be redeemable or receive the benefit of a sinking fund, except as set forth in the applicable prospectus supplement.

Liquidation rights

Unless otherwise set forth in the applicable prospectus supplement, in the event of our liquidation, dissolution or winding up, the holders of shares of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders (before any distribution of assets is made to holders of (i) any other shares of a series of preferred stock ranking junior to that series of preferred stock as to rights upon liquidation, dissolution or winding up and (ii) shares of common stock), liquidating distributions per share in the amount of the liquidation preference specified in the applicable prospectus supplement for that series of preferred stock plus any dividends accrued and accumulated but unpaid to the date of final distribution. Unless otherwise specified in the applicable prospectus supplement, neither a consolidation or merger of us with another corporation nor a sale of all or substantially all of our assets will be considered a liquidation, dissolution or winding up of us.

Voting rights

The holders of each series of preferred stock we may issue will have no voting rights, except as required by law and as described in the applicable prospectus supplement. Our board of directors may, upon issuance of a series of preferred stock, grant voting rights to the holders of that series to elect additional board members if we fail to pay dividends in a timely fashion.

Without the affirmative vote of holders of a majority of the shares of an applicable series of preferred stock then outstanding, we may not alter or change the powers, preferences or special rights of the shares of that series.

Miscellaneous

Unless otherwise set forth in the applicable prospectus supplement, the holders of our preferred stock will have no preemptive rights. All shares of a series of preferred stock being offered by the applicable prospectus supplement will be fully paid and, unless otherwise provided in the applicable prospectus supplement, not liable to further calls or assessment by us. If we should redeem or otherwise reacquire shares of any series of our preferred stock, then such shares will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance.

No other rights

The shares of a series of preferred stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable prospectus supplement, our articles of incorporation, our bylaws, the applicable amendment to our articles of incorporation or as otherwise required by the Washington corporate law.

Transfer agent and registrar

The transfer agent and registrar for each series of preferred stock will be designated in the applicable prospectus supplement.

Description of debt securities

This section summarizes general terms of the debt securities that we may offer. A prospectus supplement relating to a particular series of debt securities will describe all material terms of that series, which may be in addition to or different from the general terms summarized in this section. If any particular terms of a series of the debt securities described in the applicable prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will be deemed to supersede the terms described in this prospectus. The following summary does not, and the applicable prospectus supplement will not, describe every provision of a particular series of debt securities. When evaluating a particular series of debt securities, in addition to the description of the specific terms of the series of debt securities being offered, you also should refer to all provisions of the applicable indenture and the Washington corporate law.

When we refer to “Western Wireless,” “we,” “us” or “our” in this section or when we otherwise refer to ourselves in this section, we mean Western Wireless Corporation, excluding, unless otherwise expressly stated or the context requires, our subsidiaries.

General

The debt securities that we may offer will be unsecured obligations and will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. The forms of both the debt indenture and the subordinated debt indenture have been filed as exhibits to the registration statement of which this prospectus is a part. Where we make no distinction in our summary between senior debt securities and subordinated debt securities or between the debt indenture and the subordinated debt indenture, the applicable information refers to all debt securities and both of the indentures, as the case may be.

The issuance of a particular series of debt securities will be under a supplemental indenture to the debt indenture or the subordinated debt indenture which, upon issuance and sale of such series of debt securities, will be filed as an exhibit to the registration statement of which this prospectus is a part. The indentures do not limit the amount of debt securities that we may issue. However, certain of our existing or future debt agreements may limit the amount of debt securities we may issue. We can issue debt securities from time to time and in one or more series as determined by us. In addition, we can issue debt securities of any series with terms different from the terms of debt securities of any other series. We will provide for the specific terms of a series of debt securities in a supplemental indenture. The supplemental indenture will establish and set forth the specific terms of a series of debt securities as well as any deletions from, modifications of, or additions to, the applicable indenture.

The applicable prospectus supplement relating to a particular series of debt securities will describe the specific terms of such series of debt securities being offered, including, where applicable, the following:

•	the title and series designation and aggregate principal amount of the debt securities of the series;

•	the price or prices at which the debt securities of the series will be issued;

•	the date or dates on which the principal amount and premium, if any, of debt securities of the series are payable;

•	the interest rates of the debt securities of the series or the method for calculating the interest rates, the date from which interest will accrue and the date on which interest will be payable;

•	the place or places where the principal, premium, if any, and interest, if any, will be payable and where the debt securities of the series can be surrendered for transfer, conversion or exchange;

•	whether the interest on the debt securities of the series will be paid in cash or in our securities, assets or other property;

•	our right, if any, to redeem the debt securities of the series and the terms and conditions upon which the debt securities of the series may be redeemed, in whole or in part;

•	any mandatory or optional sinking fund or analogous provisions applicable to the debt securities of the series;

•	whether and on what terms the debt securities of the series will be convertible or exchangeable into our other securities;

•	whether the debt securities of the series will be senior debt securities which would be issued under the debt indenture or subordinated debt securities which would be issued under the subordinated debt indenture and, if so, which securities it will be senior or subordinate to;

•	whether the debt securities of the series, in whole or in part, will be defeasible;

•	any deletions from, modifications of or additions to the events of default or our covenants or other terms set forth in the indenture that would apply to the debt securities of the series;

•	the denominations in which any registered debt securities of the series are to be issuable;

•	if other than U.S. dollars, the currency of payment of principal, premium, if any, and interest, if any, on the debt securities of the series;

•	any terms applicable to the debt securities of the series issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which the original issue discount will accrete;

•	whether the debt securities of the series are to be issued in fully registered form without coupons or are to be issued in the form of one or more global securities in temporary global form or permanent global form;

•	whether the debt securities of the series are to be issuable in registered or bearer form and any other terms required to establish a series of bearer securities, including, but not limited to, tax compliance, registration and transfer procedures;

•	any special United States Federal income tax considerations applicable to the debt securities of the series; and

•	other terms of the debt securities of the series not inconsistent with our articles of incorporation, our bylaws or the Washington corporate law.

The above is not intended to be an exclusive list of the types of terms that may be applicable to any series of debt securities and we are not limited in any respect in our ability to issue debt securities with terms different from or in addition to those described above or elsewhere in this prospectus. The applicable prospectus supplement for any series of debt securities will describe the terms of that particular series of debt securities.

Conversion or exchange rights

We will set forth in the applicable prospectus supplement the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock or other securities. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of debt securities receive would be subject to adjustment.

Global debt securities

We may issue the debt securities of a series in the form of one or more global debt securities. We will deposit the debt securities of a series with, or on behalf of, a depositary identified in the applicable prospectus supplement. We will issue the global debt securities of a series in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such global debt security or securities. Unless it is exchanged in whole for debt securities in definitive registered form, a global debt security of a series may only be transferred as a whole by:

•	the depositary for such global debt security to a nominee of such depositary;

•	a nominee of the depositary for such global debt security to such depositary or another nominee of such depositary; or

•	the depositary for such global debt security or any nominee to a successor of the depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to a series of debt securities represented by a global debt security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all such depositary arrangements.

You may own a beneficial interest in a global debt security of a series only if you are a participant of and have an account with the depositary for such global debt security or hold an interest through a participant with an account with the depositary. Upon the issuance of a global debt security of a series, the depositary for such global debt security will credit the participant account on its book-entry registration and transfer system with the respective principal amounts of the debt securities represented by such global debt security beneficially owned by such participant. Initially, the accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such debt securities. Your ownership of a beneficial interest in a global debt security of a series will be shown on, and the transfer of such ownership interests will be effected through, the depositary’s records for such global debt security (if you are a participant) and on the records of the depositary’s account holder (if you own securities through a participant). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in global debt securities of a series.

So long as the depositary for a global debt security of a series, or its nominee, is the registered owner of such global debt security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by such global debt security for all purposes under the indentures. Except as described below, if you own a beneficial interest in a global debt security of a series, you will not be entitled to have the debt securities represented by such global debt security registered in your name, will not be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owner or holder of such debt security under the indentures. Accordingly, you must rely on the procedures of the depositary for your global debt security and, if you own through a participant having an account with the depositary, on the procedures of such person, to exercise any rights of a holder under the indentures. If we request any action of holders or if an owner of a beneficial interest in a global debt security of a series desires to take any action which it is entitled to take, the depositary for such global debt security would authorize the participant holding the relevant beneficial interests to give or take such action, and such participants would authorize the beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will pay the principal and any interest or premium on a global debt security of a series to the depositary or its nominee. Neither we, the trustee nor any of our agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such global debt security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for any global debt security of a series, upon receipt of any payment of principal, premium or interest in respect of such global debt security, will immediately credit the participants’ accounts with payments in amounts proportionate to its respective beneficial interest in such registered global debt security as shown on the records of the depositary.

If you own a beneficial interest in a global debt security of a series through a participant, we expect that payments to you by the participant will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

If the depositary for any global debt security of a series is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 we will appoint a successor. If we do not appoint a successor depositary registered as a clearing agency within 90 days, we will issue the affected debt securities in definitive form in exchange for such global debt security. In addition, we may determine not to have any of the debt securities of a series represented by global debt securities and, in such event, will issue debt securities of such series in a definitive form in exchange for all of the global debt securities representing such debt securities. Any debt securities issued in definitive form in exchange for a global debt security of a series will be registered in such name or names as the depositary shall instruct the trustee. We expect that the depositary’s instructions regarding the ownership of beneficial interests in such global debt security will be based on directions given by the participants.

We may also issue bearer debt securities in global form, which we will refer to as a “bearer global security,” that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary we identify in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of debt securities in definitive form in exchange for a bearer global security, with respect to any portion of a series of debt securities to be represented by a bearer global security, will be described in the applicable prospectus supplement.

Consolidation, merger and sale of assets

The indentures provide that we may not consolidate or merge with or into, or transfer or lease our assets substantially as an entirety to any person unless:

•	either we are the continuing corporation or the successor corporation to which our assets are transferred or leased shall be organized under the laws of the United States or any state of the United States or the District of Columbia and shall expressly assume our obligations on the series of debt securities; and

•	after the consolidation, merger, transfer or lease, no event of default on the series of debt securities will have occurred and be continuing.

Unless otherwise described in the applicable prospectus supplement relating to a series of debt securities, no covenants or other provisions in the indentures provide for a right to sell the debt securities of such series, an increase in the rate of interest or the debt securities of such series or otherwise afford you additional protection in the event of a recapitalization transaction, a change of control over us or a highly leveraged transaction.

Events of default

The following events are events of default under the indentures for any series of debt securities:

•	a default in payment of any interest for 30 days on any debt securities of such series;

•	a default in payment of all or any part of the principal of the debt securities of such series when due, either at maturity or upon any redemption;

•	a default in payment of any sinking fund installment for the benefit of such series when due;

•	a default in the performance, or breach, of any covenant or warranty of ours contained in the indenture for the benefit of such series of debt securities, and the continuance of such a default or breach for a period of 60 days after written notice is given as provided in the indenture; or

•	certain events of bankruptcy, insolvency or reorganization.

Unless otherwise set forth in the applicable prospectus supplement, if an event of default has occurred and is continuing, other than an event of default described under the fifth bullet above, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that affected series may declare the principal and accrued interest of all debt securities of such affected series to be due and payable immediately. If the event of default specified in the fifth bullet above shall have occurred, the principal amount on all series of debt securities shall automatically, without any action on the part of the trustee or the holder, become immediately due and payable. These declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of all such affected series; however, a continuing default in payment of principal or premium of or interest on of a series of debt securities may not be annulled or waived.

The trustee is not required to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders have offered the trustee reasonable indemnity. This right of the trustee is subject to the provisions relating to its duties during the continuance of any event of default. Subject to the provisions for indemnification and subject to the right of the trustee to decline to follow any holders’ directions under specified circumstances, the holders of a majority in aggregate principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Holders of debt securities of a series may not institute any action against us under the indentures (except as set forth above and actions for payment of overdue principal, premium, if any, or interest) unless:

•	they have given the trustee advance written notice of a default that is continuing;

•	the holders of at least 25% in principal amount of the outstanding debt securities of each affected series (treated as one class) have requested the trustee to institute an action and have offered the trustee reasonable indemnity;

•	the trustee has not instituted this action within 60 days of their request; and

•	the trustee has not received direction inconsistent with such written request from the holders of a majority in aggregate principal amount of the debt securities of each affected series (treated as one class).

Each year that a series of debt securities is outstanding under an indenture, we will either certify to the trustee that we are not in default of any of our obligations under that indenture or we will specify to the trustee any default that exists under that indenture.

Discharge, defeasance and covenant defeasance

We can discharge or defease our obligations under the indentures as set forth below if the applicable prospectus supplement allows.

We may discharge certain obligations to you if your debt securities have not already been delivered to the trustee for cancellation and have either become due and payable, are by their terms due and payable or are scheduled for redemption within one year by irrevocably depositing with the trustee (a) cash, (b) in the case of debt securities of a series payable only in U.S. dollars, U.S. government obligations, or (c) a combination thereof, as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, and any mandatory sinking fund or analogous payments, the principal of, premium, if any, and interest on your debt securities.

If allowed by the applicable prospectus supplement, we may also:

(1) defease and be discharged from any and all obligations with respect to the debt securities of any series (“full defeasance”); or

(2) be released from our obligations under certain covenants applicable to the debt securities of any series (“covenant defeasance”),

if we deposit money or government obligations with the trustee in sufficient amount that will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such debt securities to maturity or redemption and any mandatory sinking fund or analogous payments thereon. As a condition to the above actions, we must deliver an opinion of counsel to the trustee stating that the holders of debt securities of the affected series will not recognize income, gain or loss for federal income tax purposes as a result of our actions and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if we had not taken these actions. Such opinion of counsel, in the case of defeasance under clause (1) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the applicable indenture.

We may exercise our full defeasance option for a series of debt securities despite our prior exercise of our covenant defeasance option. If we exercise our full defeasance option, payment of the debt securities of a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the debt securities of a series may not be accelerated by reason of default or an event of default with respect to the covenants to which the covenant defeasance is applicable.

Modification of the indentures

The indentures allow us to enter into supplemental indentures with the trustee without the consent of the holders of any series of debt securities to:

•	secure any debt securities;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants or events of default for the protection of the holders of a series of debt securities;

•	cure any ambiguity or correct any inconsistency in the indentures, provided that the cure or correction does not adversely affect the holders of such series of debt securities; or

•	evidence the acceptance of appointment by a successor trustee.

Either the trustee or we may add other provisions to, or change in any manner or eliminate any of the provisions of the indentures or modify the rights of the holders of the debt securities of any series with the consent of the holders of a majority in aggregate principal amount of debt securities of such series then outstanding and affected. However, we need the consent of the holder of each outstanding debt security affected in order to:

•	extend the stated maturity of the principal of any debt security of a particular series;

•	reduce the principal amount of any debt security of a particular series;

•	reduce the rate or extend the time of payment of interest on any debt security of a particular series;

•	reduce any amount payable on redemption of any debt security of a particular series;

•	change the currency in which the principal of (including any amount in respect of original issue discount), premium, or interest on any debt security of a particular series is payable;

•	reduce the amount of any original issue discount debt security of a series that is payable upon acceleration or provable in bankruptcy;

•	impair the right to institute suit for the enforcement of any payment on any debt security of a particular series when due; or

•	reduce the percentage in aggregate principal amount of debt securities of any series, the consent of the holders of which is required for any such modification.

Subordination

We will set forth in the applicable prospectus supplement whether the debt securities of a particular series will be issued pursuant to the subordinated debt indenture. Subordinated debt securities will be subject to the subordination provisions of the subordinated debt indenture. We would be prohibited in certain circumstances from making payments on a series of subordinated debt securities before a defined class of “senior indebtedness” is paid in full or during certain periods when a payment or other default exists with respect to certain senior indebtedness. If we issue subordinated debt securities, the applicable prospectus supplement relating to the subordinated debt securities will include a description of the specific subordination provisions and will detail which type of indebtedness will comprise “senior indebtedness” that will apply to such subordinated debt securities.

Information concerning the trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties specifically set forth in that indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by an indenture at the request of any holder of debt securities of any series unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Governing law

The indentures and any series of debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

Plan of distribution

We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors through agents or dealers. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We also reserve the right to sell securities directly to investors in those jurisdictions where we are authorized to do so.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters under the Securities Act of 1933, as amended (the “Securities Act”) and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements with us to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for certain expenses.

Securities offered may be a new issue of securities with no established trading market. Any underwriters to whom or agents through whom these securities are sold by us for public offering and sale may make a market in these securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading market for any such securities.

If so indicated in an applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by institutions to purchase the securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount or offering price of the securities sold pursuant to delayed delivery contracts will not be less nor more than, the respective amounts stated in such prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be entered into include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to approval by us.

The securities also may be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act.

One or more of the underwriters, dealers or agents, and/or one or more of their respective affiliates, may be a lender under our credit agreements and may provide other commercial banking, investment banking and other services to us and/or our subsidiaries and affiliates in the ordinary course of business.

Legal matters

Legal matters with respect to the validity of the securities being offered hereby will be passed upon for us by Friedman Kaplan Seiler & Adelman LLP, New York, New York and Preston Gates & Ellis LLP, Seattle, Washington. Friedman Kaplan Seiler & Adelman LLP will rely on Preston Gates & Ellis LLP with respect to matters of Washington law. Certain members of Friedman Kaplan Seiler & Adelman LLP own shares of our Class A and Class B common stock. Attorneys who are partners or employed by Preston Gates & Ellis LLP who have provided advice with respect to this matter own shares of our Class A common stock.

Experts

The consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements as of December 31, 2000 and for the year then ended incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in the registration statement of which this prospectus forms a part as having certified our consolidated financial statements for the year ended December 31, 2000 as required by Section 7 of the Securities Act, and we have dispensed with the requirement to file its consent in reliance on Rule 437a promulgated under the Securities Act. As a result, your ability to assert claims against Arthur Andersen LLP may be limited. Since we have not been able to obtain the written consent of Arthur Andersen LLP, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Where you can find more information

We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available on the Securities and Exchange Commission’s website on the Internet at http://www.sec.gov.

This prospectus constitutes part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the Securities and Exchange Commission, at the public reference facilities maintained by the Securities and Exchange Commission in Washington, DC.

Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by such reference.

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable supplement to this prospectus or any document we subsequently file with the Securities and Exchange Commission that is incorporated by reference into this prospectus. Likewise, any statement in this prospectus or any document which is incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable supplement to this prospectus or any document that we subsequently file with the Securities and Exchange Commission that is incorporated by reference herein modifies or supersedes that statement. We incorporate by reference the following documents that we have previously filed with the Securities and Exchange Commission, File No. 000-28160 (other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarters ended March 31, 2003 (as amended on Form 10-Q/A filed on September 11, 2003) and June 30, 2003 (as amended on Form 10-Q/A filed on September 11, 2003);

•	Current Reports on Form 8-K filed February 14, 2003, March 28, 2003, April 14, 2003, May 1, 2003 (as amended on May 2, 2003), June 4, 2003, June 6, 2003, June 16, 2003, June 25, 2003, July 8, 2003, July 9, 2003 (2 Reports), July 11, 2003, August 4, 2003 (as amended on August 7, 2003), September 11, 2003 (2 Reports), September 12, 2003 and September 23, 2003 (except, in each case, information furnished pursuant to Item 9 of Form 8-K and any related exhibits); and

•	Description of our capital stock set forth in our Form 8–A dated April 8, 1996.

We also are incorporating by reference all future reports that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the completion of the offering of the securities made hereby (other than information in such documents that is deemed not to be filed).

We will provide without charge to each person to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus other than exhibits to those documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Western Wireless Corporation, 3650 131st Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations, (425) 586-8700.

12,000,000 shares

Class A common stock

Prospectus Supplement

JPMorgan

October 29, 2003

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock.